AEM SPA



02 FEB -8 AM 8:32

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/044/2001/AG/db


02002992

BY UPS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

February 6, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued on February 5, regarding the publication of Aem S.p.A. and Aem Group Financial Statements as of December 31, 2001.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

AEM SPA



PRESS RELEASE

DISCLOSURE OF THE FINANCIAL STATEMENTS AND OF THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001 AND CONSEQUENT WAIVER ON THE PUBLICATION OF THE REPORT FOR THE FOURTH QUARTER 2001.

Milan, 5 February 2002. AEM S.p.A. announces that, pursuant to art. 82, clause 2 of Consob Regulation no. 11971/'99, instead of the quarterly report as at 31 December 2001, the draft financial statements and consolidated financial statements as at 31 December 2001, approved by the Board of Directors, will be made available, by 31 March 2002, at the head-offices of the company as well as at Borsa Italiana S.p.A.